UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34947

Bitauto Holdings Limited
(Exact name of registrant as specified in its charter)

New Century Hotel Office Tower, 10/F No. 6 South Capital Stadium Road Beijing, 100044 The People’s Republic of China Telephone: (86-10) 6849-2345
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value US$0.00004 per share American Depositary Shares, each representing one Ordinary Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:      one

Pursuant to the requirements of the Securities Exchange Act of 1934, Bitauto Holdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Bitauto Holdings Limited
Date: November 16, 2020
	By:	/s/ Xuan Zhang
	Name:	Xuan Zhang
	Title:	Chief Executive Officer